Exhibit 99.1

NR 23-04

GOLD RESERVE ANNOUNCES U.S. DELAWARE COURT ISSUES ORDER RELATED TO THE PDVH HOLDING SALE PROCESS

SPOKANE, WASHINGTON, July 28, 2023

Gold Reserve Inc. (TSX.V:GRZ) (OTCQX:GDRZF) (Gold Reserve or the Company) announces that on July 27, 2023 the U.S. District Court for the District of Delaware (the Delaware Court ) issued a decision on certain issues concerning the PDVH sale process, including determining the process by which creditors of the Bolivarian Republic of Venezuela and Petroleos de Venezuela, S.A. (PDVSA) (collectively, the Creditors) can be named “Additional Judgment Creditors” and thereby participate in the previously announced sale process (the Sale Process) for the shares of PDV Holding, Inc. (PDVH), the indirect parent company of CITGO Petroleum Corp. The Delaware Court held that for a Creditor to be an Additional Judgment Creditor, it must obtain a conditional or unconditional writ of attachment from the Delaware Court. As previously disclosed, the Company obtained a conditional writ of attachment from the Delaware Court by order dated March 30, 2023.

The Delaware Court further held that the priority of judgments of Additional Judgment Creditors will be based on the date a Creditor filed a motion for a writ of attachment that was subsequently granted. The Company filed its motion on October 20, 2022. According to public records, there are 10 judgments for which writs of attachment have been granted and for which the motions were filed before the Company’s motion. These judgments, according to the Delaware Court’s present order, represent an aggregate principal amount of U.S. $4.684 billion, exclusive of interest.

As previously disclosed by the Company on May 3, 2023, the U.S. Office of Foreign Assets Control (OFAC) issued recent guidance that a licence will be required before any sale of PDVH shares can be executed.

Rockne J. Timm, CEO stated, “The decision by the Delaware Court is welcome but, at the same time, and subject to applicable sanctions laws in the U.S. and Canada, we are open to resolving amicably all of our pending issues with Venezuela. This includes, but is not limited to, our approximately U.S. $1 billion judgment (inclusive of interest) that is the subject of the Company’s litigation in Delaware, but also the recovery of our Bandes Trust funds and the more recent expropriation of the Siembra Minera mining rights.”

A copy of this recent decision of the Delaware Court can be accessed on the Company’s website at www.goldreserveinc.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation, whether the Sale

Process will be completed, whether OFAC will grant an authorization in connection with any potential sale of PDVH shares and/or whether it changes its decision or guidance regarding the Sale Process, the ability to enforce the writ of attachment granted to Gold Reserve, that PDVH’s parent company, PDVSA has opposed the inclusion of any additional judgements in the Sale Process and may appeal the decision of the U.S. Court of Appeals for the Third Circuit upholding the previous orders of the Delaware Court and/or this most recent decision of the Delaware Court, including the potential time and cost associated with any such appeal(s) and whether PDVSA or any other appealing party will be successful in any such appeal(s), the timing set for various reports and/or other matters with respect to the Sale Process may not be met, the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith), the amount, if any, of proceeds associated therewith; the competing claims of certain creditors, the Other Creditors (as detailed in the applicable court documents filed with the Delaware Court) of Venezuela and the Company, including any interest on such creditors’ judgements, any priority afforded thereto, the proceeds from the sale of the PDVH shares may not be sufficient to satisfy the amounts outstanding under the September 2014 arbitral award and/or corresponding November 15, 2015 U.S. judgement in full and the ramifications of the bankruptcy of PDVH with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Report on Form 20-F and Management’s Discussion & Analysis for the year ended December 31, 2022 and other reports (including Management’s Discussion & Analysis for the period ended March 31, 2023) that have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release has been approved by Rockne J. Timm, CEO of the Company.

For additional information please contact:

Gold Reserve Inc. Contact
Jean Charles Potvin
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634